Filed Pursuant to Rule 424(b)(3)

 Registration No. 333-266686

Prospectus Supplement No. 2

(to Prospectus dated September 15, 2022)

Getty Images Holdings, Inc.

400,795,769 shares of Class A Common Stock

3,750,000 Warrants to Purchase shares of Class A Common Stock

Up to 24,449,980 shares of Class A Common Stock Issuable upon Exercise of the Warrants

This prospectus supplement updates and supplements the prospectus dated September 15, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266686). This prospectus supplement is being filed to update and supplement the information in the Prospectus and in the prospectus supplement dated September 19, 2022 ("Prospectus Supplement No. 1") with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 20, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This Prospectus and this prospectus supplement relates to the issuance by us of up to 24,449,980 shares of our class A common stock, par value $0.0001 per share (the “Class A Common Stock”), consisting of (1) up to 20,699,980 shares of our Class A Common Stock issuable upon the exercise of 20,699,980 public warrants, originally issued by CC Neuberger Principal Holdings II (“CCNB”) as part of its initial public offering of units at a price of $10.00 per unit, such units were comprised of one Class A ordinary share of CCNB and one-fourth of one redeemable warrant, which are currently exercisable at a price of $11.50 per share of our Class A Common Stock (the “Public Warrants”), and (2) up to 3,750,000 shares of our Class A Common Stock issuable upon the exercise of 3,750,000 forward purchase warrants (the “Forward Purchase Warrants” and, together with the Public Warrants, the “Warrants”) originally issued to Neuberger Berman Opportunistic Capital Solutions Master Fund LP (“NBOKS”) pursuant to the Forward Purchase Agreement (as defined in the Prospectus), pursuant to which NBOKS purchased 20,000,000 shares of Class A Common Stock and 3,750,000 warrants to purchase our Class A Common Stock for aggregate consideration of $200,000,000, and such Forward Purchase Warrants are currently exercisable at a price of $11.50 per share. All of the Warrants were assumed by us in connection with the Business Combination (as defined in the Prospectus).

In addition, this Prospectus and this prospectus supplement also relates to the offer and sale from time to time by the selling security holders identified in this prospectus and this prospectus supplement (including their transferees, donees, pledgees and other successors-in-interest) (the “Selling Securityholders”) of: (1) up to 400,795,769 shares of Class A Common Stock (the “Total Resale Shares”), including (i) 211,176,779 shares of Class A Common Stock which shares were originally issued to certain Getty Images Equityholders (as defined in the Prospectus) in connection with the consummation of the Business Combination as merger consideration at an equity consideration value of $10.00 per share, (ii) up to 58,682,241 shares of Class A Common Stock (the “Earn-Out Shares”) that certain Griffey Global (as defined in the Prospectus) equity holders received after achieving certain vesting conditions described herein as merger consideration (at an equity consideration value of $10.00 per share), (iii) up to 3,930,753 shares of Class A Common Stock issuable to certain Getty Images Equityholders upon the exercise or vesting of certain equity awards: (A) 2,753,341 of such shares have an exercise price of $3.13 per share; (B) 555,430 of such shares have an exercise price of $7.82 per share, (C) 228,107 of such shares have an exercise price of $2.74 per share, (D) 155,802 of such shares have an exercise price of $1.96 per share, (E) 183,359 of such shares have an exercise price of $2.35 per share, (F) 14,922 of such shares have an exercise price of $4.70 per share and (G) 39,792 of such shares have an exercise price of $3.52 per share, (iv) up to 20,560,000 shares of Class A Common Stock (the “Founder Shares”) issued in connection with the consummation of the Business Combination, originally issued in a private placement to CC Neuberger principal Holdings II Sponsor LLC (“Sponsor”) at a price of $0.001 per share and a portion transferred to the Pre-Closing Independent Directors (as defined in the Prospectus), (v) up to 2,570,000 shares of Class A Common Stock issued as a result of the conversion of Series B-1 Common Stock (as defined in the Prospectus), after achieving certain vesting conditions pursuant to the Sponsor Side Letter (as defined in the Prospectus), originally issued at a price of approximately $0.001 per share, (vi) up to 2,570,000 shares of Class A Common Stock issued as a result of the conversion of Series B-2 Common Stock (as defined in the Prospectus), after achieving certain vesting conditions pursuant to the Sponsor Side Letter, originally issued at a price of approximately $0.001 per share, (vii)  30,000,000 shares of Class A Common Stock issued to NBOKS pursuant to the Backstop Agreement (as defined in the Prospectus) (the “Backstop Shares”), originally issued at a price of $10.00 per share, (viii)  20,000,000 shares of Class A Common Stock issued to NBOKS pursuant to the Forward Purchase Agreement (as defined in the Prospectus) (the “Forward Purchase Shares”), originally issued at a price of $10.00 per share, (ix) up to 36,000,000 shares of Class A Common Stock issued to certain Selling Securityholders pursuant to subscription agreements in connection with the Business Combination (the “PIPE Shares”), which were originally issued for a price of $10.00 per share, (x) up to 11,555,996 shares of our Class A Common Stock that were issued at a price of $11.50 per share on a cashless exercise basis upon the exercise by CC NB Sponsor 2 Holdings LLC (“CC Holding”) and NBOK of 18,560,000 private placement warrants (the “Private Placement Warrants”), which were originally issued to the Sponsor in a private placement at a price of $1.00 per warrant consummated concurrently with CCNB’s initial public offering and subsequently distributed to CC Holding and NBOKS, as the members of the Sponsor, for no additional consideration, and (xi) up to 3,750,000 shares of our Class A Common Stock issuable upon the exercise of our Forward Purchase Warrants following the public resale of our Forward Purchase Warrants by the Selling Securityholder; and (2) up to 3,750,000 Forward Purchase Warrants originally issued to NBOKS pursuant to the Forward Purchase Agreement for aggregate consideration of $200,000,000 for the purchase of 20,000,000 shares of Class A Common Stock and the Forward Purchase Warrants, each Forward Purchase Warrant is currently exercisable at a price of $11.50 per share. Depending on the price, the public securityholders may have paid significantly more than the Selling Securityholders for any shares or warrants they may have purchased in the open market based on variable market price.

Our registration of the securities covered by this prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. Please see “Plan of Distribution” for more information. In addition, certain of the securities being registered hereby are subject to vesting and/or transfer restrictions that may prevent the Selling Securityholders from offering or selling of such securities upon the effectiveness of the registration statement of which this prospectus is a part. See “Description of Securities” for more information.

You should read the Prospectus, this prospectus supplement and any other prospectus supplement or amendment carefully before you invest in our securities. Our Class A Common Stock is traded on the New York Stock Exchange under the symbol “GETY”. On October 20, 2022, the last reported sale price of our Class A Common Stock on the New York Stock Exchange was $5.28 per share.

This prospectus supplement updates and supplements the information in the Prospectus and Prospectus Supplement No. 1 and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any subsequent amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and Prospectus Supplement No. 1, and if there is any inconsistency between the information in the Prospectus, Prospectus Supplement No. 1 and this prospectus supplement, you should rely on the information in this prospectus supplement. The information in this prospectus supplement modifies and supersedes, in part, the information in the Prospectus and Prospectus Supplement No. 1. Any information in the Prospectus or Prospectus Supplement No. 1 that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this prospectus supplement. You should not assume that the information provided in this prospectus supplement or the Prospectus or Prospectus Supplement No. 1 is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus, Prospectus Supplement No. 1, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus and Prospectus Supplement No. 1 is correct as of any time after the date of that information.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our Class A Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, nor passed upon the accuracy or adequacy of this Prospectus Supplement No. 2. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 20, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 18, 2022

GETTY IMAGES HOLDINGS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-41453	87-3764229
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

605 5th Ave S. Suite 400 Seattle, WA	98104
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (206) 925-5000

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	GETY	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 18, 2022, upon the recommendation of its Nominating and Corporate Governance Committee, the Board of Directors (the “Board”) of Getty Images Holdings, Inc. (the “Company”) increased the size of the Board from nine to ten members, and effective October 18, 2022, appointed Jeffrey Titterton as a director to fill the newly created vacancy. Mr. Titterton will serve as a Class I director, with his term expiring at our 2023 Annual Meeting of Stockholders and until the election and qualification of his successor and subject to his earlier death, resignation or removal. Mr. Titterton will not initially serve on any committees.

Mr. Titterton has served as the Chief Operating Officer of Zendesk Inc. since April 2021. He previously served as Zendesk Inc.’s Chief Marketing Officer from October 2018 until April 2021 and its Senior Vice President, Marketing from May 2017 to October 2018. From January 2017 to May 2017, Mr. Titterton served as the Head of Global Campaign and Engagement Marketing for Adobe Inc., a software company, and as Head of Engagement Marketing, Creative Cloud, from August 2013 to January 2017. Prior to that, Mr. Titterton served as the Chief Marketing Officer for 99designs, a graphic design marketplace, from August 2011 to August 2013. Mr. Titterton holds a B.A. in English with a concentration in economics from Cornell University.

There are no arrangements or understandings between Mr. Titterton and any other persons pursuant to which he was elected as a director. There are no transactions and no proposed transactions between Mr. Titterton and the Company that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Mr. Titterton will enter into the Company’s standard form of indemnification agreement. The form of the indemnification agreement was filed as Exhibit 10.9 to the Company’s Form 8-K filed with the U.S. Securities and Exchange Commission on July 28, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 20, 2022

GETTY IMAGES HOLDINGS, INC.

By:	/s/ Kjelti Kellough
Name:	Kjelti Kellough
Title:	Senior Vice President, General Counsel, and Corporate Secretary